

Mail Stop 4631

March 7, 2016

Via E-mail
Mr. Scott J. Robinson
Vice President and Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, MN 55431

> **Re: Donaldson Company, Inc.**
> **Form 10-K**
> **Filed November 10, 2015**
> **File No. 1-7891**

Dear Mr. Robinson:

We have reviewed your response dated February 19, 2016, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2015

Liquidity and Capital Resources, page 18

1. We note your discussion of inventory and accounts receivable. Please consider whether a discussion of financial measures such as days sales in inventory, inventory turnover, or days sales outstanding would also be relevant to a reader of your financial statements. Please also provide a similar discussion of the underlying reasons for material fluctuations in inventory and accounts receivable in your Forms 10-Q for interim periods. For example, we note that your inventories, net have increased since July 31, 2015, though your net sales have been decreasing in recent periods. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Note J Income Taxes, page 52

2. We have read your response to comment 2 in our letter dated January 25, 2016. Please disclose the clarifying information provided in your response regarding the determination

of planned dividends, the foreign legal entity restructuring, and the facts and circumstances that led to your fiscal 2015 repatriation. In addition, please help us better understand the following in regard to the fiscal 2015 repatriation and the foreign legal entity restructuring:

- Of the $125 million repatriated in fiscal 2015, you indicate that approximately $80 million consisted of current year earnings. Please confirm that the remaining $45 million of prior year earnings were repatriated as a result of the foreign legal entity restructuring or if they were a result of other factors;
- Please help us better understand the nature of the foreign legal entity restructuring by clarifying what the purpose of the restructuring was and exactly what happened as part of the restructuring;
- Please tell us what impact the foreign legal entity restructuring had on your accounting for income taxes, including the impact it had on your fiscal 2015 provision for income taxes recorded as well as on the deferred tax asset and liability amounts recorded. Please help us understand why this restructuring resulted in the U.S. taxation of all current year foreign earnings, generated excess foreign tax credits, and correspondingly resulted in tax benefits; and
- Please help us better understand how you were able to repatriate additional prior year earnings at no additional tax cost as a result of this restructuring.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction